UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT to SECTION 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 18, 2022

CC Neuberger Principal Holdings II

(Exact Name Of Registrant as Specified In Charter)

Cayman Islands	001-39410	98-1545419
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Park Avenue, 58th Floor New York, NY	10166
(Address Of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 355-5515

Not Applicable

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	PRPB.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	PRPB	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PRPB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On January 18, 2022, Vector Holding, LLC, a Delaware limited liability company (“New CCNB”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus relating to the proposed business combination (the “Business Combination”), among Griffey Global Holdings, Inc., a Delaware corporation (the “Company”), CC Neuberger Principal Holdings II, a Cayman Islands exempted company (“CCNB”), New CCNB and the other parties to the Business Combination Agreement, dated December 9, 2021 (the “Business Combination Agreement”).

Additional Information and Where to Find It

In connection with the Business Combination, among the Company, CCNB, New CCNB and the other parties to the Business Combination Agreement, New CCNB has filed a registration statement on Form S-4 (File No. 333-262203) (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of CCNB and a preliminary prospectus of New CCNB, and after the Registration Statement is declared effective, CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, contains important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, the Company and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, the Company and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination has been included in the Registration Statement that CCNB filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or the Company’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or the Company’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company‘s or CCNB‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of the Company or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB‘s securities and the attractiveness of the Business Combination to investors; (k) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (l) the Company’s estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor CCNB gives any assurance that either the Company or CCNB will achieve its expectations.

Disclaimer

This report relates to a proposed business combination between the Company and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 18, 2022

CC Neuberger Principal Holdings II

By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Chief Financial Officer

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